Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1.	Name and Address of Company

Transition Therapeutics Inc. (“Transition”) 101 College Street, Suite 220 Toronto, Ontario M5G 1L7

Item 2.	Date of Material Change

March 13, 2008

Item 3.	News Release

A news release was disseminated through the services of CNW Group on March 13, 2008.

Item 4.	Summary of Material Change

Transition and Eli Lilly and Company (“Lilly”) announced that the two companies had entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing.

Item 5.1	Full Description of Material Change

Transition and Eli Lilly and Company announced that the two companies had entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Gastrin based therapies are an emerging class of potential disease-modifying therapies for patients with diabetes, and have been shown to provide sustained improvement in glycemic control in preclinical models and early clinical studies. Sustained improvement in glycemic control is a key goal for patients with diabetes in order to alleviate the symptoms of hyperglycemia and to prevent diabetic complications, thereby improving their overall quality of life.

Under the terms of the agreement, Transition will receive a $7 million upfront payment, and may also receive up to $130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly will both participate in the currently planned phase II clinical trial with lead compound TT-223 in type 2 diabetes. Thereafter, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide. Other terms of the deal were not disclosed.

The gastrin based therapies program is focused on the development of gastrin analogues, alone or in combination with approved or experimental diabetes agents as potential disease modifying therapies for diabetes patients. Preclinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, Transition’s recent Phase II a clinical trial data showed that 4-weeks of E1-I.N.T. therapy (combination of gastrin analogue, TT-223, and an epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. These data suggest that gastrin based therapies might have an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.

Information contained in this Material Change Report should be considered accurate only as of the date of the Material Change Report. Except for historical information, this Material Change Report may contain forward-looking statements, relating to expectations, plans, or prospects for Transition and/or Lilly. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among others, the completion of clinical trials, the FDA and other foreign review processes and other governmental regulation, the companies’ abilities to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, the ability to effectively market products, and other factors which may be beyond the control of either Transition or Lilly. Please see Transition’s filings with the Canadian commissions and Lilly’s filings with the U.S. Securities and Exchange Commission for further information about risk factors and other cautionary statements. Neither Transition nor Lilly undertakes a duty to update forward-looking statements.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, contact Mr. Elie Farah, Chief Financial Officer and Vice President, Corporate Development at (416) 260-7770, x.203

Item. 9	Date of Report

March 27, 2008.